Filed By 4net Software, Inc.
                         Pursuant to Rule 425 under the
                        Securities Act of 1933 and deemed
                      filed pursuant to Rule 14a-12 of the
                         Securities Exchange Act of 1934


                      Subject Company: 4net Software, Inc.

                        Commission File No. 33-131110 NY


On December 30, 2002, 4net Software, Inc. and NWT, Inc. issued the following joint press release announcing their execution of a letter of intent to merge the two companies.

        ---------------------------------------------------------------

Press Release Text Follows:

                        4NET SOFTWARE, INC. SIGNS REVISED
                      LETTER OF INTENT TO ACQUIRE NWT INC.

Ridgefield, Connecticut--December 30, 2002--4net Software, Inc. (OTC BB: FNSI) announced the execution of a revised Letter of Intent to acquire all of the issued and outstanding capital stock of NWT Inc. ("NWT") in a merger transaction. The revised Letter of Intent replaces the initial letter of intent executed by 4net Software and NWT in November 2002, which contemplated a share exchange transaction. NWT is a privately-held corporation headquartered in Salt Lake City, Utah that provides a broad range of diversified laboratory services. NWT is engaged in the business of providing drugs-of-abuse testing for government agencies, private and public companies and conducting contract research in support of new drug development for the pharmaceutical industry. For the fiscal year ended December 31, 2002, NWT expects revenues of approximately $16.5 million.

Under the terms of the revised Letter of Intent, NWT will merge with and into 4net Software and 4net Software will be the surviving corporation (the "Merger"). In connection with the Merger the surviving corporation will be named NWT Inc. Pursuant to the revised Letter of Intent, 4net Software will, among other things, affect a one (1) share for eight (8) shares reverse stock split. After giving effect to the one (1) for eight (8) reverse stock split and in connection with the Merger, the shareholders of NWT will receive in exchange for each share of NWT stock owned, approximately five shares of 4netSoftware common stock, $.00001 par value per share. 4net Software will file a registration statement of Form S-4 with the Securities Exchange Commission to register the shares of common stock to be issued to the shareholders of NWT. The Merger is subject to, among other things, the S-4 Registration Statement being declared effective by the Securities and Exchange Commission and the approval of the Merger by the stockholders of NWT and 4net Software. It is anticipated that the Merger will be completed in the quarter ending June 30, 2003. Additionally, the revised Letter of Intent provides that in connection with the Merger the Company will issue options to purchase 400,000 shares of common stock to certain members of NWT's management team and other key NWT employees with such options to be priced at market value and vesting over a three (3) year period based on to be determined milestone achievements.

Steven N. Bronson, President and CEO of the Company said, "The revised Letter of Intent merely modifies the structure of the transaction with NWT and we continue to believe that transaction will increase value for the shareholders of 4netSoftware." Mr. Bronson also stated "We believe that NWT is well positioned to capitalize on two very interesting markets and possesses an experienced management team and talented Board of Directors."

Denis C.K. Lin, Ph.D., President, CEO & Director of NWT Inc. stated, "The Board of Directors and NWT believes that the transaction with 4net Software is a valid and exciting opportunity for NWT. As a public entity, NWT will be able to access the public market for capital to enhance the future growth of our business. The addition of Mr. Steve Bronson to the NWT Board of Directors in the near future is also significant. We believe Steve's experience in the public financial markets will add an important dimension to our Board."

The Company and NWT anticipate executing a definitive merger agreement on or about January 31, 2003. In connection with the Merger, the directors and officers of NWT will replace the directors and officers of the Company, with the exception that Steven N. Bronson, will continue as a director of the Company. The Company's corporate offices will relocate to NWT's headquarters in Salt Lake City, Utah. Denis C.K. Lin, Ph.D., current President, CEO and Director of NWT, will continue to serve in those capacities. Following the closing of the transaction all of the other officers and senior management of NWT will retain their current positions and continue to run the day-to-day operations of the Company.

NWT Inc. (www.nwtinc.com), a Utah Corporation founded in 1981, competes in two distinct markets. The aggregate drugs-of-abuse testing market in which NWT's Northwest Drug Testing division located in Salt Lake City, Utah participates, is a mature market currently estimated by NWT to be approximately $700 million per year. NWT's Tandem Labs division, with laboratory facilities in Salt Lake City, Utah, and West Trenton, New Jersey, conducts business in the contract research market and supports pharmaceutical and other biotechnology companies in their advanced bioanalytical research and development activities. NWT estimates that the overall advanced bioanalytical contract research and development market in which NWT participates is approximately $250 million per year.

4net Software, Inc. (OTC BB: FNSI), 4net Software is a publicly traded corporation that is engaged in identifying, investigating and, if investigation warrants, acquiring and/or merging with a company that will enhance 4net Software's revenues and increase shareholder value.

This Press Release is not an offer to sell securities or a solicitation of an offer to buy securities.

Forward-Looking Information. This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the failure to consummate the merger; (2) competition to the business of NWT, Inc.; (3) changes in general economic and business conditions; (5) changes in trends in the pharmaceutical and biotechnology industries could adversely affect NWT's operating results; (6) future acquisitions or investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our business; and (6) any significant delay in the expected completion of the merger and risks that the benefits anticipated from it may not be fully realized. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding potential risks, see the "Factors Affecting Operating Results and Market Price of Stock," section in our most recent reports on Form 10-KSB and Form 10-QSB on file with the Securities and Exchange Commission. 4net Software undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof. In connection with the proposed merger with NWT, Inc., 4net Software will file a registration statement on Form S-4, including a prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus (when it is available) and other documents filed by 4net Software with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The prospectus and these other documents may also be obtained for free from 4net Software.

Contact Details
For information regarding 4net Software, please contact:

Steven N. Bronson, President
4net Software, Inc.
10 South Street, Suite 202
Ridgefield, Connecticut 06877
Telephone: (203) 894-9755
Fax: (203) 894-8990

For information regarding NWT Inc., please contact:

Tom Dean
Murdock Capital Partners
520 Madison Avenue, 40th Floor
New York, New York 10022
Telephone: (212) 421-2545
Fax: (212) 421-446